UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29454

Power-One, Inc.(1)

(Exact name of registrant as specified in its charter)

740 Calle Plano

Camarillo, California  93012

(805) 987-8741

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common stock, par value $0.001

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Power-One, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 15, 2010	By:	/s/ Linda Heller
Linda Heller
Senior Vice President—Finance and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1)           On June 14, 2010, pursuant to the Agreement and Plan of Reorganization, dated as of June 11, 2010 (the “Reorganization Agreement”), by and between the Registrant, Power-One, Inc., a Delaware corporation (“Old Power-One”) and Power-One Merger-Sub, Inc., a Delaware Corporation (“Merger Sub”), Old Power-One merged with and into the Merger Sub, with Old Power-One surviving the merger (the “First Merger”), following which Old Power-One as the surviving company was merged with and into New Power-One, Inc., a Delaware corporation (the “Registrant”) with the Registrant surviving the Reorganization (the “Second Merger”).  At the effective time of the Second Merger, the Registrant changed its name from “New Power-One, Inc.” to “Power-One, Inc.”  At the Effective Time of the First Merger and pursuant to the Reorganization Agreement, each outstanding and treasury share of the common stock, par value $0.001 per share, of Old Power-One automatically converted into one share of common stock, par value $0.001 per share, of the Registrant.  Pursuant to this Form 15, the Registrant, as the successor entity to Old Power-One, is terminating the registration of the Old Power-One common stock. The Registrant common stock, including the Registrant’s duties to file reports with respect thereto, is not affected by this Form 15.